SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

			   	        (Amendment No. 1)1


                                   Ezenia! Inc.
                                 --------------
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                    302311105
                                    ---------
                                 (CUSIP Number)

                                 Samuel A. Kidston
                          	 North & Webster, LLC
                           10 Tower Office Park, Suite 420
                            	Woburn, MA 01801
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2009
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           North & Webster, LLC
                               IRS No. 68-0620417
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    738,157*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                738,157*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     738,157*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================
*Includes 140,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Samuel A. Kidston
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    738,157*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               738,157*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     738,157*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     IN
================================================================================
* Includes 140,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.





================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           North & Webster Value Opportunities Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   598,157
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               598,157
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     598,157
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.08%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     PN
================================================================================



          The following  constitutes  Amendment No. 1 ('Amendment 1') to the
Schedule 13D filed by the undersigned (the 'Schedule 13D'). This Amendment 1 amends the Schedule 13D as specifically set forth.



ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

As of August 3, 2009, North & Webster has caused the Value Fund and certain managed accounts to invest approximately $54,263 and $11,511, respectively in the Shares of the Issuer using their working capital.

ITEM 4    PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to read as follows:

The Shares were acquired for investment purposes based on North & Webster's belief that the Shares, when purchased, were undervalued and represent an attractive investment opportunity. However, North & Webster may hold discussions with various parties, including, but not limited to, the Issuer's management,its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions North & Webster might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third parties, the sale or transfer of assets of the Issuer to third parties,operational matters, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. North & Webster intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by North & Webster, North & Webster may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.

On November 16, 2009 North & Webster delivered a letter dated November 13, 2009(the 'Nov. 13 Letter') to the Issuer's board of directors
(the 'Board') highlighting significant concerns with the Issuer's current business strategy, the composition and operation of its Board and its poorly performing stock price. North & Webster urged the Board to: immediately appoint two independent representatives committed to taking actions that are in the best interests of all shareholders; rescind the Issuer's shareholder rights plan; and, begin an immediate process of enhancing shareholder value.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

          (a) As investment manager of Value Fund, North & Webster may be deemed to have the sole voting and investment authority over the 598,157 Shares owned by Value Fund for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ('Rule 13d-3'), in addition to 140,000 Shares held in managed accounts over which it has voting and dispositive power. Value Fund owns 598,157 shares representing approximately 4.08% of the outstanding shares of the Issuer (based upon 14,658,217 shares of Common Stock outstanding as of November 12, 2009, as reported on Form 10-Q for the period ended September 30, 2009). As the managing member of North & Webster, Mr. Kidston may be deemed to beneficially own the 738,157
Shares beneficially owned by North & Webster, constituting approximately 5.0% of the Shares outstanding. North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts and Value Fund, except to the extent of its pecuniary interest therein.
Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein.

(b) see a, above


(c) North & Webster caused Value Fund to effect transactions in the Shares during the past 60 days as set forth below:



						NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

11/30/2009	open market purchase		  10,000		0.095





North & Webster caused certain managed accounts to effect transactions in the Shares during the past 60 days as set forth below:



						NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------

11/20/2009	open market sale  		   20,000		0.09


(d)         Inapplicable.

(e)         Inapplicable.


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         2        Letter Dated November 13, 2009 to the Board of Directors
		   of Ezenia!, Inc.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 2009         North & Webster, LLC

                                By: /s/ Samuel A. Kidston
                                ---------------------------------
                                Name: Samuel A. Kidston
                                Title: Managing Member


                                /s/ Samuel A. Kidston
                                -------------------------------------
                                Samuel A. Kidston


                                North & Webster Value Opportunities Fund, L.P.

                                By: North & Webster, LLC

                                By: /s/ Samuel A. Kidston
                                ---------------------------------
                                Name: Samuel A. Kidston
                                Title: Managing Member






Exhibit No. 2


[North & Webster Letterhead]

November 13, 2009

EZENIA!, Inc.
14 Celina Ave. Suite 17-18
Nashua, NH 03063

via Electronic Mail


Dear Members of the Board of Directors,

	North & Webster, LLC currently owns 748,157 shares of Common Stock or 5.1% of Ezenia!, Inc. ('Ezenia' or the 'Company'). As a significant shareholder of Ezenia, we are extremely dissatisfied with the current direction of the Company. Specifically, we feel that problems relating to the performance of management and the composition and operation of the Board of Directors (the 'Board') are severely depressing the price of the Company's Common Stock.
	We urge the Board to immediately appoint two independent shareholder representatives who will ensure that all actions are taken with the best interest of shareholders in mind and who will hold management accountable for poor performance. Further, the board must immediately take actions to: increase transparency to shareholders, specifically regarding the Company's current plan to regain profitability; must rescind the Company's shareholder rights plan, which currently serves to entrench management and depress the stock price; and must begin an immediate process of enhancing shareholder value.
	In the past, we have privately contacted members of management and the Board to discuss significant concerns regarding the Company's current strategy. During these discussions it has become clear to us the company does not have a coherent plan for regaining profitability, that the company's core product is of uncertain value, and that the company is at a competitive disadvantage in the procurement process.
	We strongly believe that the current composition of the Board does not represent either the interests or priorities of the shareholders. The fact that no director owns more than a token amount of stock is a clear indication of this divergence of interests. It is clear to us that the Board needs 'new blood' to reinvigorate the company. Specific issues that we feel the Board has handled in a manner inconsistent with shareholders' interests are: the decline in Stockholder's equity by 73%, to $3.2 million, since 2006; the increase in compensation for the CEO of 54% to $868,511 since 2006; the failure of board members to attend annual meetings, despite the fact that the Bylaws of the Company state that a regular meeting of the Board 'shall be held immediately after the adjournment of the annual meeting of stockholders'; the adoption of a shareholder rights plan which has served to entrench management and destroy shareholder value; a lack of a publicly communicated long-term strategic plan; and the lack of a publicly communicated succession plan for key management positions.
	We are long-term investors, acting in the interests of all shareholders of the Company. We are hereby asking that the Board immediately begin negotiations to seat two directors chosen directly by shareholders and begin a transparent, open process of investigating strategic alternatives to improve shareholder value. It is not our intention to engage in a costly and contentious battle with the board, but we will take any and all actions necessary to hold the board and management accountable for poor performance. We look forward to a fruitful and businesslike dialog.


Sincerely,

/s/ Samuel A. Kidston

Samuel A. Kidston
Managing Member